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MAR 02 2010

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[redacted] SECURITIE

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York	N.Y.	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave.	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

March 1, 2010

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2009 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2009 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

John P. Havens
Chief Executive Officer

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 1st day of March 1, 2010.

LINDA A. STAITI
Notary Public, State of New York
No. 01ST4963940
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires March 19, 2010

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

The Board of Directors
Citigroup Global Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Citigroup Global Markets, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

008177 FINRA DEC
CITIGROUP GLOBAL MARKETS INC 11*11
ATTN KENNTH GERBASI
580 CROSSPOINT PKWY
GETZVILLE NY 14068-1610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth J Gerbasi 716-730-6475

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 19,329,765

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8,922,798)

August 14, 2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 10,406,967

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,406,967

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,406,967

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________. 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 23,482,498,635

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 5,201,576

(3) Net loss from principal transactions in commodities in trading accounts. 1,224,327

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 6,425,903

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 173,646,767

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 59,861,632

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 521,779

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 93,784,465

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 72,362,853

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See attached schedule 14,004,692,069

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,352,149,119

~~(ii) 40% of interest earned on customers securities accounts~~ (40% of FOCUS line 5, Code 3960). $ 4,764,311

Enter the greater of line (i) or (ii) 1,352,149,119

Total deductions 15,757,018,685

2d. SIPC Net Operating Revenues $ 7,731,905,853

2e. General Assessment @ .0025 $ 19,329,765

(to page 1 but not less than $150 minimum)

2c. (8) Deducitons
Citigroup Global Markets Inc. (CGMI)
Exclusion from Revenue

1 Smith Barney Gain on Sale	11,712,368,043
2 Interco Revenue - Other Rev	2,719,561,837
3 Interco Int Exp	(540,725,348)
4 MSJV Equity Pick-up	15,100,000
5 Futures	98,387,537
Total Revenue Exclusion	14,004,692,069

1 Effective June 1, 2009 Smith Barney was sold to Morgan Stanley creating a new joint venture entity Morgan Stanley Smith Barney (MSSB). This amount represents the gain on sale of Smith Barney.

2 This balance represents intercompany revenue within Citigroup.

3 This balance represents intercompany interest expense within Citigroup.

4 This balance represents the MSSB equity loss pick up for April - December 2009.

5 This balance represents Futures income, which are excluded based on page 4 of the SIPC-7T instructions.

Please contact us if you need further documentation regarding these exclusions.

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and Subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2009

(Dollars in millions)

Assets:		
Cash and cash equivalents		$ 1,010
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		9,416
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $65,836 at fair value)	$ 82,677	
Deposits paid for securities borrowed	100,752	
		183,429
Trading account assets (approximately $17 billion were pledged to various parties at December 31, 2009):		
Mortgage-backed securities	21,277	
U.S. Treasury and federal agencies	17,446	
Equity securities	13,812	
Corporate	13,201	
State and municipal securities	4,587	
Derivatives	2,109	
Foreign government securities	528	
Other debt securities	2,854	
		75,814
Investment in Morgan Stanley Smith Barney Holdings LLC (including Preferred Securities of $2,153)		12,891
Receivables:		
Customers	19,787	
Brokers, dealers and clearing organizations	6,490	
Other	1,257	
		27,534
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $778		765
Goodwill		145
Intangibles		26
Other assets		3,326
Total assets		$ 314,356

The accompanying notes are an integral part of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2009

(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:		
Short-term borrowings:		
Affiliates	$ 55,828	
Other	1,004	
		$ 56,832
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $71,901 at fair value)	107,264	
Deposits received for securities loaned	25,897	
		133,161
Trading account liabilities:		
U.S. government and government agency securities	17,867	
Equity securities	3,738	
Corporate debt securities	3,545	
Derivatives	1,936	
Foreign government securities	192	
Other debt securities	50	
		27,328
Payables and accrued liabilities:		
Customers	40,777	
Brokers, dealers and clearing organizations	9,006	
Other	17,060	
		66,843
Note payable		2,150
Subordinated indebtedness		10,045
Total liabilities		296,359
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	11,857	
Retained earnings	6,124	
Accumulated changes in equity from nonowner sources	6	
Total stockholder's equity		17,997
Total liabilities and stockholder's equity		$314,356

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Consolidated Statement of Financial Condition include the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (collectively, the Company). CGMI is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. (CFPI), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly-owned subsidiary of Citigroup Inc. (Citigroup). The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. As discussed below, CGMI consolidates entities deemed to be variable-interest entities when CGMI is determined to be the primary beneficiary.

The Company is engaged in the securities industry in the United States and offers a wide array of investment banking services and products for corporations, governments, institutional and retail investors, and ultra-high-net worth individuals. The Company has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using year-end spot foreign exchange rates. The effects of translating net assets with a functional currency other than the U.S. dollar are included in a separate component of stockholder's equity.

Use of Estimates
The Company's Consolidated Statement of Financial Condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 12 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special-purpose entities as discussed in Note 9. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and tax reserves. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Variable Interest Entities
An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, *Consolidation* (formerly FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46(R)), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

In addition, a VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The Company has no VIEs that are consolidated in accordance with these guidelines at December 31, 2009. The Company has significant variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

All VIEs are regularly monitored by the Company to determine if any reconsideration events have occurred that could cause its primary beneficiary status to change. These events include:

- additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;
- changes in contractual arrangements in a manner that reallocates expected losses and residual returns among the variable interest holders; and
- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 04-5, *Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*.)

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash Segregated and On Deposit for Federal and Other Regulations or Deposited with Clearing Organizations
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Trading Account Assets and Liabilities
Trading account assets include debt and marketable equity securities, derivatives in a receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate and equity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet—Offsetting* (formerly FASB Interpretation No. 39, *Offsetting of Amounts Related to Certain Contracts*) are met.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, all of which are described in Note 12 to the Consolidated Statement of Financial Condition.

Repurchase and Resale Agreements
Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized financing transactions. The resale and repurchase agreements represent collateralized financing transactions used to facilitate trading activity. These instruments are collateralized principally by government and government-agency securities and generally have terms ranging from overnight to up to a year.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. The Company has elected to apply fair value accounting to a majority of the repo and reverse repo transactions with unaffiliated third parties. As described in Note 12 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions with unaffiliated third parties. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements* (formerly FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*), are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of the allowable netting, reverse repos totaled $125 billion at December 31, 2009.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. Such transactions are recorded at the amount of cash advanced or received plus accrued interest and are collateralized principally by government and government-agency securities and corporate debt and equity securities.

Where the conditions of ASC 210-20 are met, amounts recognized in respect of securities borrowed and securities loaned are presented net on the Consolidated Statement of Financial Condition.

With respect to securities borrowed or loaned, the Company pays or receives cash collateral in an amount in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral received or paid as necessary.

Receivables and Payables and Accrued Liabilities – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments purchased from and sold to brokers, dealers and customers. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

Goodwill and Intangible Assets
Goodwill represents an acquired company's acquisition cost over the fair value of net tangible and intangible assets acquired. *Goodwill* is subject to annual impairment tests, whereby *Goodwill* is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, *Goodwill* is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit.

Intangible assets, including customer relationships and other intangible assets, are amortized over their estimated useful lives. *Intangible assets* are subject to annual impairment tests, whereby an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the *Intangible asset.*

Securitizations
The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Company originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under GAAP. If it is a sale, the transferred assets are removed from the Company's Consolidated Statement of Financial Condition. Alternatively, when the transfer would be considered to be a financing rather than a sale, the assets will remain on the Company's Consolidated Statement of Financial Condition with an offsetting liability recognized in the amount of proceeds received.

Second, a determination must be made as to whether the securitization entity would be included in the Company's Consolidated Statement of Financial Condition. For each securitization entity with which it is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in its Consolidated Statement of Financial Condition or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet accounting requirements to be a qualifying special purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. If the securitization entity is determined to be a VIE, the Company consolidates the VIE if it is the primary beneficiary.

For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated interest-only strips, subordinated tranches, and spread accounts. Retained interests in securitized mortgage loans are classified as *Trading account assets*.

The Company values its securitized retained interests at fair value using quoted market prices, if such positions are actively traded, or financial models that incorporate observable and unobservable inputs. More

specifically, these models estimate the fair value of these retained interests by determining the present value of expected future cash flows, using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses and discount rates, when observable inputs are not available. In addition, internally calculated fair values of retained interests are compared to recent sales of similar assets, if available.

Additional information on the Company's securitization activities can be found in Note 9 to the Consolidated Statement of Financial Condition.

Transfer of Financial Assets
For a transfer of financial assets to be considered a sale: the assets must have been isolated from the Company, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred or the purchaser must be a QSPE; and the Company may not have an option or any obligation to reacquire the assets. If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's *Other assets* in the event of the Company's insolvency. See Note 9 to the Consolidated Statement of Financial Condition for further discussion.

Related Party Transactions
The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

Income Taxes
The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 5 to the Consolidated Statement of Financial Condition for a further description of the Company's related income tax assets and liabilities.

ACCOUNTING CHANGES

FASB Launches Accounting Standards Codification
The FASB has issued FASB Statement No. 168, The *FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (now ASC 105, *Generally Accepted Accounting Principles*). The statement establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification

supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non SEC accounting literature not included in the Codification has become nonauthoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but what does change is the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. CGMI is providing references to the Codification topics alongside references to the predecessor standards.

Subsequent Events

The Company adopted ASC 855, *Subsequent Events Topic*, as of the financial period ended December 31, 2009, requiring that management evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determining the circumstances under which such events or transactions must be recognized in the financial statements. The adoption did not have an effect on the Company's financial condition.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, (now ASC 825-10-50-10, *Financial Instruments: Fair Value of Financial Instruments*). This FSP requires disclosing qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only done annually. The disclosures required by this FSP were effective for the period ended June 30, 2009. This FSP has no effect on how CGMI accounts for these instruments.

Measurement of Fair Value in Inactive Markets

In April 2009, the FASB issued FSP SFAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (now ASC 820-10-35-15A, *Fair Value Measurements and Disclosures: Financial Assets in a Market That is Not Active*). The FSP reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP also reaffirms the need to use judgment in determining whether a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption of the FSP had no effect on the Company's Consolidated Statement of Financial Condition.

Determining Fair Value in Inactive Markets

In October 2008, the FASB issued FSP SFAS 157-3, *Determining Fair Value of Financial Assets When the Market for That Asset is Not Active* (now ASC 820-10-35-55A, *Fair Value Measurements and Disclosures: Financial Assets in a Market That is Not Active*). The FSP clarifies that companies can use internal assumptions to determine the fair value of a financial asset when markets are inactive, and do not necessarily have to rely on broker quotes. The FSP confirms a joint statement by the FASB and the SEC in which they stated that companies can use internal assumptions when relevant market information does not exist and provides an example of how to determine the fair value for a financial asset in a non-active market. The FASB emphasized that the FSP is not new guidance, but rather clarifies the principles in ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS 157).

Revisions resulting from a change in the valuation technique or its application should be accounted for prospectively as a change in accounting estimate. The FSP was effective upon issuance and did not have a material impact.

Measuring Liabilities at Fair Value
As of September 30, 2009, the Company adopted ASU No. 2009-05, *Measuring Liabilities at Fair Value.* This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets.
Another valuation technique that is consistent with the principles of ASC 820.

This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. This ASU did not have a material impact on the Company's fair value measurements.

Business Combinations
In December 2007, the FASB issued Statement No. 141(revised), *Business Combinations* (now ASC 805-10, *Business Combinations*), which is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The statement retains the fundamental principle that the acquisition method of accounting (which was called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. The statement also retains the guidance for identifying and recognizing intangible assets separately from goodwill. The most significant changes are: (1) acquisition costs and restructuring costs will now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from contractual and noncontractual contingencies that meet the more-likely-than-not recognition threshold will be measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flows model; noncontractual contingencies that do not meet the more-likely-than-not criteria will continue to be recognized when they are probable and reasonably estimable; and (4) acquirer will record a 100% step-up to fair value for all assets and liabilities, including the minority interest portion, and goodwill is recorded as if a 100% interest was acquired.

CGMI adopted the standard on January 1, 2009, and it is applied prospectively. The impact of adopting this standard was not material.

Sale with Repurchase Financing Agreements
In February 2008, the FASB issued FASB Staff Position (FSP) SFAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* (now ASC 860-10-40-42, *Transfers and Servicing: Repurchase Financing*). This FSP provides implementation guidance on whether a security transfer with a contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions.

The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the

repurchase agreement's price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. CGMI adopted the FSP on January 1, 2009. The impact of adopting this FSP was not material.

Additional Disclosures for Derivative Instruments
In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS 133* (now incorporated into ASC 815-10-50, *Derivatives and Hedging—Disclosure*). The Standard requires enhanced disclosures about derivative instruments and hedged items that are accounted for under ASC 815 related interpretations. The Standard is effective for all of the Company's interim and annual financial statements beginning with the first quarter of 2009. The Standard expands the disclosure requirements for derivatives and hedged items and has no impact on how CGMI accounts for these instruments.

Equity Method Investment Accounting Considerations
In November 2008, the FASB ratified the consensus reached by the EITF on Issue 08-6, *Equity Method Investment Accounting Considerations* (Issue 08-6) (now ASC 323-10, *Investments—Equity Method and Joint Ventures*). An entity shall measure its equity method investment initially at cost. Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Opinion 18. An equity method investor shall not separately test an investee's underlying assets for impairment. Share issuance by an investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment. This issue is effective for CGMI on January 1, 2009, and did not have a material impact.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Additional Disclosures Regarding Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities
In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140* (SFAS 166), that will eliminate Qualifying Special Purpose Entities (QSPEs). SFAS 166 is effective for fiscal years that begin after November 15, 2009. This change will not have a significant impact on CGMI's Consolidated Statement of Financial Condition.

Simultaneously, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS 167), which details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of SFAS 167. In addition, the FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has "power" combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The

current rules require reconsideration of the primary beneficiary only when specified reconsideration events occur.

As a result of implementing these new accounting standards, CGMI may be required to consolidate certain of the VIEs and former QSPEs with which it currently has involvement. It is not currently anticipated, however, that any such identified VIEs and former QSPEs would have a significant impact on CGMI's Consolidated Statement of Financial Condition.

2. DIVESTITURES

Joint Venture with Morgan Stanley

Pursuant to the Amended and Restated Joint Venture Contribution and Formation Agreement dated as of May 29, 2009, on June 1, 2009, Citigroup and Morgan Stanley established a joint venture (JV) that combines the Global Wealth Management platform of Morgan Stanley with Citigroup's Smith Barney, Quilter and Australia private client networks. Citigroup sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the JV and an upfront cash payment of $2.75 billion. Both Morgan Stanley and Citigroup will access the JV for retail distribution, and each firm's institutional businesses will continue to execute order flow from the JV.

Pursuant to the Managed Futures Contribution and Interest Purchase Agreement dated as of July 31, 2009, Citigroup sold its Managed Futures business to Morgan Stanley in exchange for membership interests of Morgan Stanley Smith Barney Holdings LLC (MSSB LLC).

CGMI's total investment in MSSB LLC was $12,891 million at December 31, 2009, of which $10,738 million represent's CGMI's 49% common share ownership in MSSB LLC accounted for under the equity method, as well as $2,153 million of Preferred Securities. In determining the value at inception of its 49% common share ownership in MSSB LLC, the Company utilized the assistance of an independent third-party valuation firm and utilized both the income and the market approaches.

The Preferred Securities are accounted for on a fair value basis. CGMI is to receive cumulative preferential cash distributions, payable quarterly, at a rate per annum equal to 3-Month LIBOR plus 5.3%. MSSB LLC, at its option, may redeem any or all of these Preferred Securities on June 30, 2011, and thereafter on each subsequent quarter end of any year. All Preferred Securities that remain outstanding on the Mandatory Redemption Date, June 1, 2015, shall be redeemed by MSSB LLC for cash.

Summary unaudited balance sheet information for MSSB LLC as of December 31, 2009 follows:

In billions of dollars	Unaudited
Financial position:	
Cash (including segregated cash and other deposits)	$ 2.0
Receivables	5.8
Goodwill and intangibles	10.0
Other assets	5.7
Total assets	$ 23.5
Liabilities	11.9
Stockholder's equity	11.6
Total liabilities and stockholder's equity	$ 23.5

3. INCENTIVE PLANS AND RETIREMENT BENEFITS

Compensation cost related to awards granted to employees who meet certain age plus years-of-service requirements (retirement eligible employees) is accrued in the year prior to the grant date, in the same manner as the accrual for cash incentive compensation.

Incentive Plans

The Company, through Citigroup, has adopted a number of equity compensation plans under which it administers stock options, restricted or deferred stock and stock purchase programs. The award programs are used to attract, retain and motivate officers and employees, to provide incentives for their contributions to the long-term performance and growth of the Company, and to align their interests with those of Citigroup stockholders. The plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the Committee), which is composed entirely of independent non-employee directors. Since April 19, 2005, all equity awards have been pursuant to Citigroup stockholder-approved plans.

Stock Award Programs

The Company issues (and has issued) shares of Citigroup common stock in the form of restricted stock awards, deferred stock awards, and stock payments pursuant to the 2009 Stock Incentive Plan (and predecessor plans) to its officers and employees. The Company's primary stock award program is the Capital Accumulation Program (CAP). Generally, CAP awards of restricted or deferred stock constitute a percentage of annual incentive compensation and vest ratably over four-year periods, beginning on the first anniversary of the award date. Continuous employment within the Company is generally required to vest in CAP and other stock award programs. Typically, full or partial vesting is provided for participants whose employment is terminated involuntarily during the vesting period for a reason other than "gross misconduct," who meet specified age and service requirements (retirement-eligible participants), or who die or become disabled during the vesting period. Post-employment vesting by retirement-eligible participants is generally conditioned upon their refraining from competing with the Company during the remaining vesting period.

In order to reduce the use of shares under Citigroup's stockholder approved stock incentive plans, the percentages of total annual incentives awarded pursuant to CAP in 2009 and 2010 were reduced and were instead awarded as deferred cash awards. The deferred cash awards are subject to two-year and four-year vesting schedules, but the other terms and conditions are the same as CAP awards. The deferred cash awards earn a return during the vesting period based on LIBOR; in 2010 only, a portion of the deferred cash award was denominated as a stock unit, the value of which will fluctuate based on the price of Citigroup common stock. In both cases, only cash will be delivered at vesting. In 2009 and prior years, CAP awards were granted to Smith Barney financial advisors and employees of and certain other businesses with two year vesting schedules.

From time to time, restricted or deferred stock awards are made to induce talented employees to join the Company or as special retention awards to key employees. Vesting periods vary, but are generally two to four years. Generally, recipients must remain employed through the vesting dates to receive the shares awarded, except in cases of death, disability, or involuntary termination other than for "gross misconduct." Unlike CAP, these awards do not usually provide for post-employment vesting by retirement-eligible participants.

For all stock awards, during the applicable vesting period, the shares awarded are not issued to participants (in the case of a deferred stock award) or cannot be sold or transferred by the participants (in the case of a restricted stock award), until after the vesting conditions have been satisfied. Recipients of deferred stock awards do not have any stockholder rights until shares are delivered to them, but they generally are entitled

to receive dividend-equivalent payments during the vesting period. Recipients of restricted stock awards are entitled to a limited voting right and to receive dividend equivalent payments during the vesting period. Once a stock award vests, the shares become freely transferable (but certain executives are required to hold the shares subject to a stock ownership commitment).

Compensation in respect of 2009 performance to certain officers and highly-compensated employees was administered pursuant to structures approved by the Special Master for TARP Executive Compensation (Special Master). Pursuant to such structures, the affected employees did not participate in CAP and instead received equity compensation in the form of salary stock payments (which become transferrable in monthly installments over periods of either one year or three years beginning in January 2010), and incentive awards in the form of fully-vested stock and long-term restricted stock (LTRS). The LTRS will not vest unless the employee remains employed until January 20, 2013, and vested shares will become transferable in 25% installments as each 25% of TARP obligations are repaid. The awards are subject to certain clawback provisions. There are no provisions for early vesting of LTRS in the event of retirement, involuntary termination of employment or change in control, but early vesting of LTRS awards will occur upon death or disability.

Unearned compensation expense associated with the CAP and the other restricted and deferred stock awards described above represents the market value of Citigroup common stock at the date of grant.

In connection with its agreement to repay $20 billion of its TARP obligations to the U.S. Treasury Department in December 2009, Citigroup announced that part of the incentive compensation that would have otherwise been awarded in cash to employees in respect of 2009 performance would instead be awarded as "common stock equivalent" (CSE) awards. CSE awards are denominated in U.S. dollars or in local currency and will be paid in April 2010. CSEs are subject to forfeiture only if employment is terminated for reason of "gross misconduct" on or prior to the payment date. If Citigroup stockholders approve in April 2010, the CSEs will vest immediately and will be paid in fully transferable shares of Citigroup common stock. The number of shares to be delivered will equal the CSE award value divided by the then fair market value of the common stock. For CSEs awarded to certain employees whose compensation structure was approved by the Special Master, 50% of the shares to be delivered in April 2010 will be subject to restrictions on sale and transfer until January 20, 2011. In lieu of 2010 CAP awards certain retirement-eligible employees were instead awarded CSEs payable in April 2010, but any shares that are to be delivered in April 2010 (subject to Citigroup stockholder approval) will be subject to restrictions on sale or transfer that will lapse in four equal annual installments beginning January 20, 2011. CSE awards have generally been accrued for as compensation expenses in the year 2009 and will be recorded as a liability from the January 2010 grant date until the settlement date in April 2010. If Citigroup stockholders approve delivery of Citigroup stock for the CSE awards, CSE awards will likely be paid as new issues of common stock as an exception to Citigroup's practice of delivering shares for treasury stock, and the recorded liability will be reclassified as equity at that time.

Stock Option Programs

On October 29, 2009, Citigroup made a one-time broad-based option grant to employees worldwide. The options have a six-year term, and generally vest in three equal installments over three years, beginning on the first anniversary of the grant date. The options were awarded with a strike price equal to the NYSE closing price on the trading day immediately preceding the date of grant ($4.08). Employees whose 2009 compensation was subject to structures approved by the Special Master did participate in this grant.

Valuation and related assumption information for Citigroup option programs is presented below. The Company uses a lattice-type model to value stock options.

For options granted during	2009
Valuation assumptions	
Expected volatility	35.89%
Risk-free interest rate	2.79%
Expected dividend yield	0.02%
Expected annual forfeitures	7.6%

Retirement Benefits and Citigroup 401(k)
The Company, through Citigroup, has several non-contributory defined-benefit pension plans covering certain U.S. employees in 2009. The U.S. qualified defined-benefit plan provides benefits under a cash balance formula. However, employees satisfying certain age and service requirements remain covered by a prior final-average pay formula under that plan. Effective January 1, 2008, the U.S. qualified pension plan was frozen for most employees. Accordingly, no additional compensation-based contributions were credited to the cash-balance plan for existing plan participants. However, certain employees covered under the prior final-pay plan continue to accrue benefits. The Company also offers postretirement health care and life insurance benefits to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States.

Under the Citigroup 401(k) plan, a defined-contribution plan, eligible U.S. employees received matching contributions up to 6% of their compensation in 2009, subject to statutory limits. Effective January 7, 2010, the maximum amount of matching contributions paid on employee deferral contributions made into this plan will be reduced from 6% to 4% of eligible pay for all employees. The matching contribution is invested according to participants' individual elections. Additionally, for eligible employees whose compensation is $100,000 or less, a fixed contribution of up to 2% of compensation is provided.

Health care and life insurance plans
The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees. The Company also offers postretirement health care and life insurance benefits to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States.

4. RESTRUCTURING

2008 Re-engineering Projects Restructuring Initiative

The primary goals of the 2008 Re-engineering Projects Restructuring Initiatives were:
- eliminate layers of management/improve workforce management;
- consolidate certain back-office, middle-office and corporate functions;
- increase the use of shared services;
- expand centralized procurement; and
- continue to rationalize operational spending on technology.

The total restructuring reserve balance for the 2008 Re-engineering Projects Restructuring Initiatives was $7 million at December 31, 2009.

5. INCOME TAXES

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision.

Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences, the Company treats such differences as current and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer.

In the absence of such an agreement, the Company would have reported net deferred income tax liabilities of $3,984 million at December 31, 2009, related to the following:

In millions of dollars	
Deferred tax assets	
Net operating loss carryforwards	$ 432
Restructuring and settlement reserves	308
Deferred compensation and employee benefits	93
Credit loss deduction	10
Gross deferred tax assets	843
Deferred tax liabilities	
Investments	3,970
Fixed assets and leases	172
Other deferred tax liabilities	685
Gross deferred tax liabilities	4,827
Net deferred tax liability	$3,984

In the absence of the agreement with CGMHI, the Company would have state and local net operating loss carryforwards of $4.5 billion and $2.5 billion in New York State and New York City, respectively. Their expiration date is 2028, for which the Company would have recorded a deferred tax asset of $387 million. In addition, the Company would have recorded a deferred tax asset of $45 million for net operating losses in various other states which expires between 2012 and 2028.

The following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2009 to December 31, 2009:

In millions of dollars	
Total unrecognized tax benefits at January 1, 2009	$ 270
Net amount of increases for current year's tax positions	80
Gross amount of increases for prior years' tax positions	8
Gross amount of decreases for prior years' tax positions	(40)
Total unrecognized tax benefits at December 31, 2009	$ 318

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The goodwill balances for the Company were $145 million and $1.2 billion at December 31, 2009 and December 31, 2008, respectively. The decrease in goodwill relates to the formation of the Morgan Stanley Smith Barney joint venture (see Note 2 to the Consolidated Statement of Financial Condition). The Company

performed the required impairment tests of goodwill during 2009. No goodwill was written off due to impairment in 2009.

Intangible Assets
All of the Company's intangible assets are subject to amortization. The components of intangible assets at December 31, 2009 were as follows:

In millions of dollars	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$22	$8	$14
Software licenses / technology	61	49	12
Total amortizing intangible assets	$83	$57	$26

7. NOTE PAYABLE AND SUBORDINATED INDEBTEDNESS

In millions of dollars	Interest rate	Maturities	Balances
Note payable to CFPI	4.25%	2015	$2,150
Subordinated indebtedness with CGMHI	1.11%	2010	6,945
Subordinated indebtedness with CFI	3.27%	2011	3,100
Total			$12,195

The maturity of the subordinated indebtedness with CGMHI may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 8 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements at December 31, 2009. The $3.1 billion in subordinated indebtedness was drawn down under a $5 billion subordinated revolving credit agreement with Citigroup Funding Inc. (CFI). All subordinated indebtedness qualified for inclusion in net capital at December 31, 2009. In accordance with SEC regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

The $2.1 billion note payable to CFPI represents a non-recourse loan, which is secured by CGMI's Investment in Preferred Securities of the MSSB LLC (see Note 2 to the Consolidated Statement of Financial Condition).

The carrying values of the Note payable and Subordinated indebtedness approximate their fair values as the underlying interest rates are variable, and reset daily.

8. CAPITAL REQUIREMENTS
The Company, a U.S. registered broker-dealer and futures commission merchant, is subject to the net capital requirements of Rule 15c3-1 ("Net Capital Rule") under the Securities Exchange Act of 1934 and capital requirements of the Commodities Futures Trading Commission ("CFTC") Regulation 1.17. Under the Net Capital Rule, the Company is required to maintain minimum net capital equal to 2% of aggregate debit items, as defined. CFTC Regulation 1.17 requires that minimum net capital should not be less than 8% of the customer risk based margin requirement and 4% of the non-customer risk based margin requirement. The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net

Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2009, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2009, the Company had regulatory net capital of $10.9 billion, which was $10.2 billion in excess of the minimum net capital requirement of $669 million.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2009 customer reserve computation, cash and securities with a market value of $10.9 billion have been segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $78 million under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2009.

9. SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

Overview
The Company is involved with several types of off-balance-sheet arrangements, including special purpose entities (SPEs). See Note 1 to the Consolidated Statement of Financial Condition for a discussion of impending accounting changes to the accounting for transfers and servicing of financial assets and Consolidation of Variable Interest Entities, including the elimination of Qualifying SPEs.

Uses of SPEs
An SPE is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of the Company's financial assets, to assist clients in securitizing their financial assets, and to create investment products for clients. SPEs may be organized in many legal forms including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts those assets into cash before they would have been realized in the normal course of business, through the SPE's issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected on the transferring company's balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE. The SPE can typically obtain a more favorable credit rating from rating agencies than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. CGMI may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts. SPEs may be Qualifying SPEs (QSPEs) or Variable Interest Entities (VIEs) or neither.

Qualifying SPEs
QSPEs are a special class of SPEs that have significant limitations on the types of assets and derivative instruments they may own or enter into and the types and extent of activities and decision-making they may engage in. Generally, QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors in the QSPE. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance

of liabilities. QSPEs are generally exempt from consolidation by the transferor of assets to the QSPE and any investor or counterparty.

Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation of a VIE is determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company's financial statements. In some cases, it is qualitatively clear based on the extent of the Company's involvement or the seniority of its investments that the Company is not the primary beneficiary of the VIE. In other cases, a more detailed and quantitative analysis is required to make such a determination.

The Company generally considers the following types of involvement to be significant:

- assisting in the structuring of a transaction and retaining any amount of debt financing (e.g., loans, notes, bonds or other debt instruments) or an equity investment (e.g., common shares, partnership interests or warrants); or
- writing credit protection (e.g., guarantees, letters of credit, credit default swaps or total return swaps where the Company receives the total return or risk on the assets held by the VIE).

In various other transactions, the Company may act as a derivative counterparty (for example, interest rate swap); may act as underwriter or placement agent; may provide administrative, trustee, or other services; or may make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, "not significant."

The Company had no involvement with VIEs that were consolidated as of December 31, 2009. The Company's involvement with QSPEs and unconsolidated VIEs with which the Company holds significant variable interests as of December 31, 2009 was as follows:

In millions of dollars

	QSPE assets	Significant unconsolidated VIE assets (1)	Maximum exposure to loss in significant unconsolidated VIEs (2)
Mortgage securitizations	$80,777	$ -	$ -
Collateralized debt obligations (CDOs)	-	11,969	106
Collateralized loan obligations (CLOs)	-	12,286	665
Client intermediation	-	485	411
Other	-	83	13
Total	$80,777	$24,823	$1,195

(1) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.
(2) The definition of maximum exposure to loss is included in the text that follows.

This table does not include:

- VIEs structured by third parties where the Company holds securities in inventory. These investments are made on arm's-length terms; and
- transferred assets to a VIE where the transfer did not qualify as a sale and where the Company did not have any other involvement that is deemed to be a variable interest with the VIE. These transfers are accounted for as secured borrowings by the Company.

The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE plus any accrued interest and is adjusted for any impairments in value and any cash principal payments received. The Company has no unfunded exposures in VIEs at December 31, 2009. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps). Receivables under such arrangements are not included in the maximum exposure amounts.

Mortgage Securitizations
The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse. The Company acted as principal in transferring mortgages to QSPEs that held approximately $81 billion in assets as of December 31, 2009, and had retained interests of $1,228 in these mortgage QSPEs.

Collateralized Debt and Loan Obligations
A collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors. A third-party manager is typically retained by the CDO to select the pool of assets and manage those assets over the term of the CDO. The Company earns fees for warehousing assets prior to the creation of a CDO, structuring CDOs and placing debt securities with investors.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are vehicles in which the CDO passes on

cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. Both types of CDOs are typically managed by a third-party asset manager. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities. In a typical cash CDO, a third-party investment manager selects a portfolio of assets, which the Company funds through a warehouse financing arrangement prior to the creation of the CDO. The Company then sells the debt securities to the CDO in exchange for cash raised through the issuance of notes. The Company's continuing involvement in cash CDOs is typically limited to investing in a portion of the notes or loans issued by the CDO and making a market in those securities, and acting as derivative counterparty for interest rate swaps used in the structuring of the CDO.

A collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

As of December 31, 2009, the Company has retained interests of $42 million in CDOs and CLOs it has structured and makes a market in those issued notes.

Client Intermediation

Client intermediation transactions represent a range of transactions designed to provide investors with specified returns based on the returns of an underlying security, referenced asset or index. These transactions include credit-linked notes and equity-linked notes. In these transactions, the SPE typically obtains exposure to the underlying security, referenced asset or index through a derivative instrument, such as a total-return swap or a credit-default swap. In turn the SPE issues notes to investors that pay a return based on the specified underlying security, referenced asset or index. The SPE invests the proceeds in a financial asset or a guaranteed insurance contract (GIC) that serves as collateral for the derivative contract over the term of the transaction. The Company's involvement in these transactions includes being the counterparty to the SPE's derivative instruments and investing in a portion of the notes issued by the SPE. In certain transactions, the investor's maximum risk of loss is limited and the Company absorbs risk of loss above a specified level.

The Company's maximum risk of loss in these transactions is defined as the amount invested in notes issued by the SPE and the notional amount of any risk of loss absorbed by the Company through a separate instrument issued by the SPE. The derivative instrument held by the Company may generate a receivable from the SPE (for example, where the Company purchases credit protection from the SPE in connection with the SPE's issuance of a credit-linked note), which is collateralized by the assets owned by the SPE. These derivative instruments are not considered variable interests and any associated receivables are not included in the calculation of maximum exposure to the SPE.

10. DERIVATIVES ACTIVITIES

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts* which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market/credit risks for the following reasons:

- *Trading Purposes—Customer Needs:* The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved and the business purpose for the transaction. The Company also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.
- *Trading Purposes—Own Account:* The Company trades derivatives for its own account and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of CGMI's derivative instruments as of December 31, 2009 are presented in the table below.

Derivative Notionals

In millions of dollars at December 31, 2009	Trading Derivatives
Interest rate contracts	
Swaps	$ 66,207
Futures and forwards	528,454
Written options	96,792
Purchased options	111,414
Total interest rate contract notionals	802,867
Equity contracts	
Swaps	555
Futures and forwards	2,349
Written options	83,264
Purchased options	79,247
Total equity contract notionals	165,415
Foreign exchange futures and forwards notionals	41,395
Commodity futures notionals	16
Total derivative notionals	$ 1,009,693

Derivative Mark-to-Market (MTM) Receivables/Payables

	Derivatives classified in trading account assets/liabilities	
In millions of dollars at December 31, 2009	Assets	Liabilities
Derivative instruments		
Interest rate contracts	$2,251	$2,185
Equity contracts	377	1,291
Foreign exchange contracts	129	43
Total derivatives	2,757	3,519
Cash collateral paid	975	-
Less: Netting agreements and market value adjustments	(1,623)	(1,583)
Net receivables / payables	$2,109	$1,936

All derivatives are reported on the balance sheet at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, receivables in respect of cash collateral paid to a given counterparty are included in this netting.

As of December 31, 2009 the amount of receivables in respect of cash collateral paid that was netted with unrealized losses from derivatives was $574 million.

11. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2009, the Company's most significant concentration of credit risk was with the U.S. government and its agencies, which totaled $34.9 billion at December 31, 2009. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $206 billion or 58% of the Company's total assets before netting at December 31, 2009.

12. FAIR VALUE MEASUREMENT

SFAS No. 157, *Fair Value Measurements* (SFAS 157) (now ASC 820-10, *Fair Value Measurements and Disclosures*), defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, it precludes the use of block discounts when measuring the fair value of instruments traded in an active market; such discounts were previously applied to large holdings of publicly traded equity securities. This guidance supersedes the guidance in Emerging Issues Task Force Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF Issue 02-3), which prohibited the recognition of trade-date gains for such derivative transactions when determining the fair value of instruments not traded in an active market.

As a result of the adoption of the standard, the Company made amendments to the techniques used in measuring the fair value of derivative and other positions. These amendments change the way that the

probability of default of a counterparty is factored into the valuation of derivative positions, and include for the first time the impact of the Company's own credit risk on derivatives.

Fair Value Hierarchy
ASC 820-10 also specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value
For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election or whether they were previously carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, the Company may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various

financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, such instruments are classified within Level 2 of the fair value hierarchy as the inputs used in the fair valuation are readily observable.

Trading account assets and liabilities—trading securities and trading loans
When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds and secondary market loans traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds or loans where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the bond or loan being valued. Trading securities and loans priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security or loan, a quoted price is stale or prices from independent sources vary, a loan or security is generally classified as Level 3.

Where the Company's principal market for a portfolio of loans is the securitization market, the Company uses the securitization price to determine the fair value of the portfolio. The securitization price is determined from the assumed proceeds of a hypothetical securitization in the current market, adjusted for transformation costs (i.e., direct costs other than transaction costs) and securitization uncertainties such as market conditions and liquidity. As a result of the severe reduction in the level of activity in certain securitization markets, observable securitization prices for certain directly comparable portfolios of loans have not been readily available. Therefore, such portfolios of loans are generally classified as Level 3 of the fair value hierarchy.

Trading account assets and liabilities—derivatives
The majority of derivatives entered into by the Company are valued using internal valuation techniques. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows, Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, the spot price of the underlying volatility and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

Market valuation adjustments
Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair value hierarchy to ensure that the fair value reflects the price at which the entire position could be liquidated. The liquidity reserve is

based on the bid-offer spread for an instrument, adjusted to take into account the size of the position.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives. Counterparty and own credit adjustments consider the expected future cash flows between CGMI and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Alt-A mortgage securities
The Company classifies its Alt-A mortgage securities as trading investments and are recorded at fair value. For these purposes, Alt-A mortgage securities are non-agency residential mortgage-backed securities (RMBS) where (1) the underlying collateral has weighted average FICO scores between 680 and 720 or (2) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities and trading loans, the Company generally determines the fair value of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to that being valued.

The internal valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, consider estimated housing price changes, unemployment rates, interest rates and borrower attributes. They also consider prepayment rates as well as other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or more recent vintages are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis
The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009. The Company often hedges positions that have been classified in the Level 3 category with financial instruments that have been classified as Level 1 or Level 2. In addition, the Company also hedges items classified in the Level 3 category with instruments classified in Level 3 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

In millions of dollars at December 31, 2009	Level 1	Level 2	Level 3	Gross inventory	Netting [(1)]	Net balance
Assets						
Securities purchased under agreements to resell	$ -	$ 108,011	$ -	$ 108,011	$ (42,175)	$ 65,836
Trading securities						
Trading mortgage-backed securities						
U.S. government-sponsored agency guaranteed	-	17,432	19	17,451	-	17,451
Prime	-	472	274	746	-	746
Alt-A	-	757	186	943	-	943
Subprime	-	712	345	1,057	-	1,057
Non-U.S. residential	-	-	24	24	-	24
Commercial	-	879	177	1,056	-	1,056
Total trading mortgage-backed securities	-	20,252	1,025	21,277	-	21,277
U.S. Treasury and federal agencies securities						
U.S. Treasury	14,492	959	-	15,451	-	15,451
Agency obligations	-	1,995	-	1,995	-	1,995
Total U.S. Treasury and federal agencies securities	14,492	2,954	-	17,446	-	17,446
Other trading securities						
State and municipal	-	4,549	38	4,587	-	4,587
Foreign government	57	462	9	528	-	528
Corporate debt	-	11,436	1,765	13,201	-	13,201
Equity securities	13,058	597	157	13,812	-	13,812
Other debt securities	-	875	1,979	2,854	-	2,854
Total trading securities	27,607	41,125	4,973	73,705	-	73,705
Derivatives	29	3,688	15	3,732	(1,623)	2,109
Investment in Preferred Securities of MSSB LLC	-	-	2,153	2,153	-	2,153
Total assets	$ 27,636	$ 152,824	$ 7,141	$ 187,601	$ (43,798)	$ 143,803
	14.7%	81.5%	3.8%	100.0%		
Liabilities						
Securities sold under agreements to repurchase	$ -	$ 112,129	$ 1,947	$ 114,076	$ (42,175)	$ 71,901
Trading account liabilities						
Securities sold, not yet purchased	20,014	5,369	9	25,392	-	25,392
Derivatives	591	2,912	16	3,519	(1,583)	1,936
Total liabilities	$ 20,605	$ 120,410	$ 1,972	$ 142,987	$ (43,758)	$ 99,229
	14.4%	84.2%	1.4%	100.0%		

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase, and (ii) derivative exposures covered by a qualifying master netting agreement, cash collateral, and the market value adjustment.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2009, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabiiities recorded at fair value include cash and cash equivalents, the majority of repos and reverse repos transacted with unaffiliated third parties, trading account assets, and trading account liabilities. Fair value represents management's best estimates based on a range of methodologies and assumptions. Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into. Assets and liabilities recorded at contractual amounts that approximate fair value include repos and reverse repos transacted with related parties, receivables, short-term borrowings, payables and accrued liabilities, and variable rate note payable and subordinated indebtedness borrowed from affiliates. The carrying value of short-term financial

instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

14. COLLATERAL, COMMITMENTS AND GUARANTEES

Collateral

At December 31, 2009, the approximate market value of collateral received by the Company that may be resold or repledged by the Company, excluding amounts netted was $287 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans. At December 31, 2009, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

At December 31, 2009, the Company had $1.3 billion of outstanding letters of credit from third-party banks to satisfy various collateral and margin requirements.

Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2020. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2009, future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars	
2010	$ 114
2011	113
2012	111
2013	110
2014	107
Thereafter	626
Minimum future rentals	$ 1,181

Securities lending indemnifications

Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $1.5 billion in fully collateralized securities lending indemnifications at December 31, 2009. The carrying value of the securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees are not significant.

Guarantees and indemnifications

The Company provides a variety of guarantees and indemnifications to CGMI customers to enhance their credit standing and enable them to complete a wide variety of business transactions. For certain contracts meeting the definition of a guarantee, the guarantor must recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception (for example, that loans transferred to a counterparty in a sales transaction did in fact meet the conditions specified in the contract at the transfer date). No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2009, related to these indemnifications.

In addition, the Company is a member of or shareholder in hundreds of value-transfer networks (VTNs) (payment clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligations as a shareholder or member of VTN associations are excluded from the scope of FSP SFAS 133-1 and FIN 45-4, "Disclosures About Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, and Clarification of the Effective Date of FASB Statement No. 161" (now ASC 815-10-50-4K, *Derivatives and Hedging: Credit Derivatives*), since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2009 for potential obligations that could arise from the Company's involvement with VTN associations.

15. RELATED PARTY BALANCES

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, receivables and payables, securities and underwriting transactions, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactionjs conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

At December 31, 2009, assets and liabilities with related parties consisted of the following:

In millions of dollars	
Assets	
Cash and cash equivalents	$ 605
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	6,019
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	16,841
Deposits paid for securities borrowed	6,276
Equity securities	8,137
Derivatives	479
Receivables:	
Customer	629
Brokers, dealers and clearing organizations	1,368
Other	194

In millions of dollars	
Liabilities	
Short-term borrowings	$55,828
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	27,150
Deposits received for securities loaned	12,125
Derivatives	43
Payables and accrued liabilities:	
Customers	6,487
Brokers, dealers and clearing organizations	3,185
Other	10,606
Note payable	2,150
Subordinated indebtedness	10,045

16. CONTINGENCIES

CGMI and its affiliates and subsidiaries and current and former officers and employees have been named, and routinely are named in the ordinary course of business, as defendants in, or as parties to, various legal actions and proceedings. In accordance with ASC 450, *Contingencies* (formerly SFAS 5), CGMI establishes reserves for litigation and regulatory matters when those matters present loss contingencies that both are probable and can be reasonably estimated. In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate, the investigations or proceedings are in the early stages, or the matters involve novel legal theories or a large number of parties, CGMI cannot state with certainty the timing or ultimate resolution of litigations and regulatory matters, and the actual costs of resolving litigations and regulatory matters may be substantially higher or lower than the amounts reserved for those matters.

Subject to the foregoing, it is the opinion of CGMI's management, based on current knowledge and after taking

into account available insurance coverage and CGMI's current legal reserves, that the eventual outcome of such matters would not be likely to have a material adverse effect on the consolidated financial condition of CGMI. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on CGMI's consolidated results of operations or cash flows in particular quarterly or annual periods.

17. SUBSEQUENT EVENTS

Under recently issued FASB guidance, management must evaluate events and transactions that occur after the balance sheet date through the date the statement of financial condition is issued and determine the circumstances under which such events or transactions must be recognized in the statement of financial condition.

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in this statement of financial condition and related notes through February 26, 2010, which is the date of issuance of this statement of financial condition. No such transactions required recognition in the statement of financial condition and related notes at December 31, 2009.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the

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practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010